Exhibit 15

April 4, 2016

Cogentix Medical, Inc.

5420 Feltl Road

Minnetonka, MN 55428

Dear Messrs. Kill, Paulus, Roche, and Stauner:

I am writing to express my disappointment and concern with the decision made by you on March 29, 2016 to, despite my disapproval, significantly alter the board composition by decreasing its size by nearly 40%, from eight to five members for purposes designed to solidify the authority of the combined Chief Executive Officer/Chairman and minimize dissent. I find the decision made by you particularly troubling given that it was made on the heels of me notifying the Company of my intention to nominate myself (a current member of the board), Howard I. Zauberman (a current member of the board), James A. D’Orta, and three other independent individuals, for election to the board at the Company’s 2016 annual meeting of shareholders. It makes no sense to diminish the scope of expertise on this board as currently configured – and, in particular, the decision to not re-nominate the highly qualified Howard Zauberman is only explicable as a tactic to punish independent, candid thinking. In fact, the board regrettably engaged in no meaningful deliberation about the qualities of Mr. Zauberman and Dr. D’Orta.

Over my further objections, a majority on the board also agreed to maintain the current compensation terms for the CEO. I am frustrated by the failure of the board to evaluate against market practice at this time the terms of the contract with the CEO, even though shareholders previously disapproved of the terms when entered into. The appeasement of the CEO with excessive, unwarranted compensation in the absence of meaningful evaluation reflects the absence of checks-and-balances and oversight with respect to the CEO/Chairman.

It is clear to me that you have taken this action for the primary purpose of “thwarting” the shareholder franchise by entrenching those individuals on the board that act in concert with the positions and influence of Robert Kill, the Chairman and CEO, and blocking the voices of dissent on the board that are acting in the best interests of the Company and all of its shareholders.

For all of the reasons described in my letter to the board dated February 16, 2016, I am deeply disappointed by what I see as the unsatisfactory performance and empty vision of the Company’s leadership at both the executive management and board levels. Under Mr. Kill’s leadership, the Company’s stock price has declined by over 30% since the closing of the merger on March 31, 2015. This lack of performance and accountability is unacceptable and cannot continue. I will not stand by while the current executive management and board leadership jeopardize the Company’s full potential.

The recent actions by you have reinforced my position that it is in the best interests of shareholders to initiate change with respect to the composition of the board and the roles held by executive leadership, including the separation of Chairman and Chief Executive Officer. I will continue to monitor and evaluate the Company’s affairs and my investment in the Company on an ongoing basis and will explore all available options, including submitting further plans and proposals and/or commencing litigation.

Sincerely,

/s/ Lewis C. Pell

Lewis C. Pell

Cc:	Dr. Cheryl Pegus
Howard I. Zauberman